[redacted]

SEC 09057838 ISSION

BB 3/3

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 21380 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MONNESS, CRESPI, HARDT & CO., INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 THIRD AVENUE
(No. and Street)

| NEW YORK | NEW YORK | 10017-2047 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NEIL CRESPI 212-838-7575
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VASSALLO, VINCENT ROBERT
(Name – *if individual, state last, first, middle name*)

| 16 PORTER PLACE | SEA CLIFF | NEW YORK | 11579 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
MAR 12 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 20 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, NEIL CRESPI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MONNESS, CRESPI, HARDT & CO., INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER TRAINOR
Notary Public, State of New York
No. 01TR5013422 Qualified in Nassau Co
Commission Expires July 15, 2011

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# VINCENT R. VASSALLO

CERTIFIED PUBLIC ACCOUNTANT

*16 PORTER PLACE*
*SEA CLIFF, NEW YORK 11579*
*TEL.: (516) 759-1994 FAX: (516) 759-7109*


## INDEPENDENT ACCOUNTANTS' CERTIFICATE

Monness, Crespi, Hardt & Co., Inc.
767 Third Avenue
New York, New York 10017

Gentlemen:

We have examined the Focus Report of Monness, Crespi, Hardt & Co., Inc. as of December 31, 2008 that you are filing pursuant to Rule 17a-d under the Securities Exchange Act of 1934.

Our examination was made in accordance with generally accepted auditing standards,generally accepted in the United States of America and accordingly included a review of the system of internal control and the procedures for safeguarding securities and such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances, including the audit procedures prescribed by the Securities and Exchange Commission.

In our opinion, the accompanying Focus Report presents fairly, in all material respects, the financial position of Monness, Crespi, Hardt & Co., Inc. as of December 31, 2008 in the form required by the Securities and Exchange Commission in conformity with generally accepted accounting principles, consistently applied.

Vincent R. Vassallo
CERTIFIED PUBLIC ACCOUNTANT

Sea Cliff, New York
February 19, 2009

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form X-17A-5

# FOCUS REPORT

**(Financial and Operational Combined Uniform Single Report)**

## PART IIA [12]

*(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

| | | |
|---|---|---|
| NAME OF BROKER-DEALER: MONNESS, CRESPI, HARDT & CO., INC. [13] | SEC FILE NO. 8-21380 [14] |
| | FIRM I.D. NO. 13-2878577 [15] |
| ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.): 767 THIRD AVENUE [20] (No. and Street) | FOR PERIOD BEGINNING (MM/DD/YY) 01/01/08 [24] |
| NEW YORK [21] (City) NY [22] (State) 10017-2047 [23] (Zip Code) | AND ENDING (MM/DD/YY) 12/31/08 [25] |

| NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT | (Area Code) — Telephone No. |
|---|---|
| NEIL CRESPI [30] | 212-838-7575 [31] |

| NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE |
|---|---|
| [32] | [33] |
| [34] | [35] |
| [36] | [37] |
| [38] | [39] |

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

**EXECUTION:**
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 19th day of February 20 09

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

**ATTENTION** — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

**Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

VASSALLO, VINCENT ROBERT [70]

ADDRESS

| 16 PORTER PLACE [71] | SEA CLIFF [72] | NY [73] | 11579 [74] |
|---|---|---|---|
| Number and Street | City | State | Zip Code |

CHECK ONE

[X] Certified Public Accountant [75]

[ ] Public Accountant [76]

[ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

| | |
|---|---|
| | |

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE MM/DD/YY | DOC. SEQ. NO. | CARD | | | |
|---|---|---|---|---|---|---|
| | | | | | | |
| 50 | 51 | 52 | 53 | | | |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER MONNESS, CRESPI, HARDT & CO., INC. **N 3** [100]

**STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS**

as of (MM/DD/YY) 12/31/08 [99]
SEC FILE NO. 8-21380 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

| | Allowable | Non-Allowable | Total |
|---|---|---|---|
| 1. Cash | $ 336,678 [200] | | $ 336,678 [750] |
| 2. Receivables from brokers or dealers: | | | |
| A. Clearance account | 3,632,270 [295] | | |
| B. Other | [300] | $ [550] | 3,632,270 [810] |
| 3. Receivable from non-customers | [355] | [600] | 0 [830] |
| 4. Securities and spot commodities owned at market value: | | | |
| A. Exempted securities | [418] | | |
| B. Debt securities | [419] | | |
| C. Options | [420] | | |
| D. Other securities | [424] | | |
| E. Spot commodities | [430] | | 0 [850] |
| 5. Securities and/or other investments not readily marketable: | | | |
| A. At cost $ [130] | | | |
| B. At estimated fair value | [440] | [610] | 0 [860] |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | [460] | [630] | 0 [880] |
| A. Exempted securities $ [150] | | | |
| B. Other securities $ [160] | | | |
| 7. Secured demand notes: | [470] | [640] | 0 [890] |
| Market value of collateral: | | | |
| A. Exempted securities $ [170] | | | |
| B. Other securities $ [180] | | | |
| 8. Memberships in exchanges: | | | |
| A. Owned, at market $ [190] | | | |
| B. Owned, at cost | | [650] | |
| C. Contributed for use of the company, at market value | | [660] | 0 [900] |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | [480] | [670] | 0 [910] |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | [490] | 194,763 [680] | 194,763 [920] |
| 11. Other assets | [535] | 4,584 [735] | 4,584 [930] |
| 12. TOTAL ASSETS | $ 3,968,948 [540] | $ 199,347 [740] | $ 4,168,295 [940] |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER MONNESS, CRESPI, HARDT & CO., INC. as of 12/31/08

**STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS**

**LIABILITIES AND OWNERSHIP EQUITY**

| Liabilities | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|
| 13. Bank loans payable | $ [1045] | $ [1255] | $ 0 [1470] |
| 14. Payable to brokers or dealers: | | | |
| A. Clearance account | [1114] | [1315] | 0 [1560] |
| B. Other | [1115] | [1305] | 0 [1540] |
| 15. Payable to non-customers | [1155] | [1355] | 0 [1610] |
| 16. Securities sold not yet purchased, at market value | | [1360] | 0 [1620] |
| 17. Accounts payable, accrued liabilities, expenses and other | 2,183,967 [1205] | [1385] | 2,183,967 [1685] |
| 18. Notes and mortgages payable: | | | |
| A. Unsecured | [1210] | | 0 [1690] |
| B. Secured | [1211] | [1390] | 0 [1700] |
| 19. E. Liabilities subordinated to claims of general creditors: | | | |
| A. Cash borrowings: | | [1400] | 0 [1710] |
| 1. from outsiders $ [970] | | | |
| 2. Includes equity subordination (15c3-1(d)) of... $ [980] | | | |
| B. Securities borrowings, at market value from outsiders $ [990] | | [1410] | 0 [1720] |
| C. Pursuant to secured demand note collateral agreements | | [1420] | 0 [1730] |
| 1. from outsiders $ [1000] | | | |
| 2. Includes equity subordination (15c3-1(d)) of... $ [1010] | | | |
| D. Exchange memberships contributed for use of company, at market value | | [1430] | 0 [1740] |
| E. Accounts and other borrowings not qualified for net capital purposes | [1220] | [1440] | 0 [1750] |
| 20. TOTAL LIABILITIES | $ 2,183,967 [1230] | $ 0 [1450] | $ 2,183,967 [1760] |

**Ownership Equity**

| | | Total |
|---|---|---|
| 21. Sole Proprietorship | | $ 0 [1770] |
| 22. Partnership (limited partners) | ($ [1020]) | 0 [1780] |
| 23. Corporation: | | |
| A. Preferred stock | | 0 [1791] |
| B. Common stock | | 20,000 [1792] |
| C. Additional paid-in capital | | 55,000 [1793] |
| D. Retained earnings | | 1,909,328 [1794] |
| E. Total | | 1,984,328 [1795] |
| F. Less capital stock in treasury | | ( 0 ) [1796] |
| 24. TOTAL OWNERSHIP EQUITY | | $ 1,984,328 [1800] |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | $ 4,168,295 [1810] |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER MONNESS, CRESPI, HARDT & CO., INC as of 12/31/08

**COMPUTATION OF NET CAPITAL**

| | | | | | |
|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | $ 1,984,328 | 3480 |
| 2. | Deduct ownership equity not allowable for Net Capital | | | ( ) | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | | 1,984,328 | 3500 |
| 4. | Add: | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | 0 | 3520 |
| | B. Other (deductions) or allowable credits (List) | | | 0 | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | $ 1,984,328 | 3530 |
| 6. | Deductions and/or charges: | | | | |
| | A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | $ 199,347 | 3540 | | |
| | B. Secured demand note delinquency | | 3590 | | |
| | C. Commodity futures contracts and spot commodities – proprietary capital charges | | 3600 | | |
| | D. Other deductions and/or charges | | 3610 | ( 199,347 ) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | 0 | 3630 |
| 8. | Net capital before haircuts on securities positions | | | $ 1,784,981 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | | |
| | A. Contractual securities commitments | $ | 3660 | | |
| | B. Subordinated securities borrowings | | 3670 | | |
| | C. Trading and investment securities: | | | | |
| | 1. Exempted securities | | 3735 | | |
| | 2. Debt securities | | 3733 | | |
| | 3. Options | | 3730 | | |
| | 4. Other securities | | 3734 | | |
| | D. Undue Concentration | | 3650 | | |
| | E. Other (List) | | 3736 | ( 0 ) | 3740 |
| 10. | Net Capital | | | $ 1,784,981 | 3750 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER MONNESS, CRESPI, HARDT & CO., INC as of 12/31/08

### COMPUTATION OF NET CAPITAL REQUIREMENT

**Part A**

| | | | |
|---|---|---|---|
| 11. Minimum net capital required (6⅔% of line 19) | $ | 145,597 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 100,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 145,597 | 3760 |
| 14. Excess net capital (line 10 less 13) | $ | 1,639,384 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | $ | 1,566,584 | 3780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | | |
|---|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | | $ | 2,183,967 | 3790 |
| 17. Add: | | | | | | |
| A. Drafts for immediate credit | $ | | 3800 | | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | | 3810 | | | |
| C. Other unrecorded amounts (List) | $ | | 3820 | $ | 0 | 3830 |
| 18. Total aggregate indebtedness | | | | $ | 2,183,967 | 3840 |
| 19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) | | | | % | 122 | 3850 |
| 20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | | % | 0 | 3860 |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | | |
|---|---|---|---|
| 21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | 0 | 3970 |
| 22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 0 | 3880 |
| 23. Net capital requirement (greater of line 21 or 22) | $ | 0 | 3760 |
| 24. Excess capital (line 10 less 23) | $ | 0 | 3910 |
| 25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000 | $ | 0 | 3920 |

**NOTES:**

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER MONNESS, CRESPI, HARDT & CO., INC.

For the period (MMDDYY) from 1/1/08 [3932] to 12/31/08 [3933]
Number of months included in this statement 12 [3931]

### STATEMENT OF INCOME (LOSS)

| | | |
|---|---|---|
| **REVENUE** | | |
| 1. Commissions: | | |
| a. Commissions on transactions in exchange listed equity securities executed on an exchange | $ 34,160,646 | 3935 |
| b. Commissions on listed option transactions | | 3938 |
| c. All other securities commissions | | 3939 |
| d. Total securities commissions | | 3940 |
| 2. Gains or losses on firm securities trading accounts | | |
| a. From market making in options on a national securities exchange | | 3945 |
| b. From all other trading | | 3949 |
| c. Total gain (loss) | | 3950 |
| 3. Gains or losses on firm securities investment accounts | | 3952 |
| 4. Profit (loss) from underwriting and selling groups | | 3955 |
| 5. Revenue from sale of investment company shares | | 3970 |
| 6. Commodities revenue | | 3990 |
| 7. Fees for account supervision, investment advisory and administrative services | | 3975 |
| 8. Other revenue | 458,247 | 3995 |
| 9. Total revenue | $ 34,618,893 | 4030 |
| **EXPENSES** | | |
| 10. Salaries and other employment costs for general partners and voting stockholder officers | 7,830,622 | 4120 |
| 11. Other employee compensation and benefits | 9,378,045 | 4115 |
| 12. Commissions paid to other broker-dealers | 1,185,812 | 4140 |
| 13. Interest expense | | 4075 |
| a. Includes interest on accounts subject to subordination agreements [4070] | | |
| 14. Regulatory fees and expenses | 482,433 | 4195 |
| 15. Other expenses | 14,184,483 | 4100 |
| 16. Total expenses | $ 33,061,395 | 4200 |
| **NET INCOME** | | |
| 17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) | $ 1,557,498 | 4210 |
| 18. Provision for Federal income taxes (for parent only) | | 4220 |
| 19. Equity in earnings (losses) of unconsolidated subsidiaries not included above | | 4222 |
| a. After Federal income taxes of [4338] | | |
| 20. Extraordinary gains (losses) | | 4224 |
| a. After Federal income taxes of [4239] | | |
| 21. Cumulative effect of changes in accounting principles | | 4225 |
| 22. Net income (loss) after Federal income taxes and extraordinary items | $ 1,557,498 | 4230 |
| **MONTHLY INCOME** | | |
| 23. Income (current month only) before provision for Federal income taxes and extraordinary items | $ N/A | 4211 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER MONNESS, CRESPI, HARDT & CO., INC

For the period (MMDDYY) from 01/01/08 to 12/31/08

### STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | |
|---|---|---|---|
| 1. Balance, beginning of period | | $ 1,454,381 | 4240 |
| A. Net income (loss) | | 1,557,498 | 4250 |
| B. Additions (Includes non-conforming capital of | $ [4262]) | 0 | 4260 |
| C. Deductions (Includes non-conforming capital of | $ [4272]) | 1,027,551 | 4270 |
| 2. Balance, end of period (From item 1800) | | $ 1,984,328 | 4290 |

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| 3. Balance, beginning of period | $ 0 | 4300 |
| A. Increases | | 4310 |
| B. Decreases | | 4320 |
| 4. Balance, end of period (From item 3520) | $ 0 | 4330 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER MONNESS, CRESPI, HARDT & CO., INC. as of 12/31/08

### EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

| | | |
|---|---|---|
| A. (k)(1) — $2,500 capital category as per Rule 15c3-1 | | 4550 |
| B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained | | 4560 |
| C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 GOLDMAN SACHS EXECUTION & CLEARING, L. P. 4335 | X | 4570 |
| D. (k)(3) — Exempted by order of the Commission (include copy of letter) | | 4580 |

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| | Type of Proposed Withdrawal or Accrual (See below for code) | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|---|
| 31 | 4600 | 4601 | 4602 | 4603 | 4604 | 4605 |
| 32 | 4610 | 4611 | 4612 | 4613 | 4614 | 4615 |
| 33 | 4620 | 4621 | 4622 | 4623 | 4624 | 4625 |
| 34 | 4630 | 4631 | 4632 | 4633 | 4634 | 4635 |
| 35 | 4640 | 4641 | 4642 | 4643 | 4644 | 4645 |
| | | | Total $ 36 | 0 4699 | | |

**OMIT PENNIES**

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

| WITHDRAWAL CODE: | DESCRIPTIONS |
|---|---|
| 1. | Equity Capital |
| 2. | Subordinated Liabilities |
| 3. | Accruals |

MONNESS, CRESPI, HARDT & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Increase (Decrease) in Cash

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 1,557,498 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Depreciation | 158,597 |
| Change in assets and liabilities: | |
| (Increase) decrease in: | |
| Receivables from clearing brokers | (1,454,285) |
| Receivables from non-customers | 250,000 |
| Purchase of furniture and leasehold improvements | (152,930) |
| Other assets | (314) |
| Increase (decrease) in: | |
| Accounts payable | 661,231 |
| Distributions to shareholders | (1,027,551) |
| Net decrease in cash | (7,754) |
| Cash, beginning of period | 344,432 |
| Cash, end of period | $ 336,678 |

The accompanying notes are an integral part of this statement.

MONNESS, CRESPI, HARDT & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 1 - Inception of Operations:

The Company commenced its business operations on February 11, 1977. The Company is a member of the N.A.S.D. and its principal business consists of being a broker dealer.

Note 2 - Net Capital:

The Company is a registered broker dealer subject to the SEC uniform net capital rule. This rule requires that the Company maintains a minimum net capital, as defined, of one-fifteenth of aggregate indebtedness or $100,000, whichever is greater.

*VINCENT R. VASSALLO*
CERTIFIED PUBLIC ACCOUNTANT

*16 PORTER PLACE*
*SEA CLIFF, NEW YORK 11579*
*TEL.: (516) 759-1994 FAX: (516) 759-7109*

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

## REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Monness, Crespi, Hardt & Co., Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Monness, Crespi, Hardt & Co., Inc., for the year ended December 31, 2008, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, count, verifications, and comparisons

2. Recordation of difference required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to

assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Vincent R Vanallo CPA

Sea Cliff, NY
February 19, 2009

END